AMENDMENT TO THE
INVESTMENT ADVISORY
and ADMINISTRATIVE SERVICES AGREEMENT
for the
SEXTANT INTERNATIONAL FUND
of the
SATURNA INVESTMENT TRUST

THIS AMENDMENT, executed this 27th day of March 2015, amends that certain Investment Advisory and Administrative Services Agreement (the "Agreement"), dated July 10, 1995, between Saturna Capital Corporation, a Washington State corporation (the "Adviser") and Saturna Investment Trust, a series open-end management investment company organized as a business trust under the laws of the State of Washington and presently having a portfolio named the Sextant International Fund (the "Fund").

WHEREAS, the parties wish to reduce the Base Fee, as defined under Section 1 of Article III of the Agreement and to provide a maximum Performance Adjustment, as defined under Section 2 of Article III of the Agreement, the parties agree to amend the Agreement pursuant to this Amendment, as set forth below.

The Agreement is amended as follows:

  To correct a typographical error in the sequential numbering of the Articles, the following Articles and cross-references are renumbered as indicated:
    Article III shall be renamed as Article II;
    Article IV shall be renamed as Article III, and the reference to Article III under Section 2 of this Article shall refer to Article II;
    Article V shall be renamed as Article IV; and
    Article VI shall be renamed as Article V.
  The "Base Fee" under Article III shall be 0.50% of the average daily net assets of the Fund.
  The first two sentences of Section 2 of Article III are deleted in their entirety and shall be replaced as follows:

  Section 2. Performance Adjustment. The Base Fee shall be subject to a maximum increase or decrease at the annual rate of 0.20% of the Fund's average daily net assets, according to the relative total return investment performance of the Fund (the "Performance Adjustment"). The Performance Adjustment shall be computed as follows:

  Paragraph (e) under Section 2 of Article III (referring to the 0.30% Performance Adjustment) is deleted in its entirety.
  Paragraph (f) under Section 2 of Article III is renamed Paragraph "(e)."

All other terms of the Agreement shall remain in full force and effect. There shall be no reduction in the services provided by the Adviser to the Fund in connection with the fee reductions implemented pursuant to this Amendment.

This Amendment shall require the approval of the majority of the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Adviser and shall be effective as of March 27, 2015.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on behalf of each of them by their duly authorized officers on the date indicated below.

SATURNA INVESTMENT TRUST By: /s/ Nicholas F. Kaiser Name: Nicholas F. Kaiser Title: President Date: March 27, 2015 ATTEST: By: /s/ Ethel B. Bartolome Name: Ethel B. Bartolome Title: Secretary	SATURNA CAPITAL CORPORATION By: /s/ Jane K. Carten Name: Jane K. Carten Title: President Date: March 27, 2015 By: /s/ Ethel B. Bartolome Name: Ethel B. Bartolome Title: Secretary